UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: June 29, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________________________________________________________________________________

PART I-REGISTRANT INFORMATION

The Kraft Heinz Company
Full name of Registrant

N/A
Former name if Applicable

One PPG Place
Address of Principal Executive Office (Street and number)

Pittsburgh, Pennsylvania, 15222
City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Kraft Heinz Company (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2019 (the “Q1 Form 10-Q”) by the prescribed due date and has determined that it is unable to file, within the prescribed time period, its Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2019 (the “Q2 Form 10-Q,” and together with the Q1 Form 10-Q, the “Forms 10-Q”) for the reasons described below.

The Company is currently unable to file its Forms 10-Q by the prescribed due date due to the fact that it is continuing to execute and test certain impairment assessment controls in conjunction with its testing of impairment of goodwill and indefinite-lived intangible assets, both as it relates to the first and second quarters of 2019. As more fully disclosed in Item 9A of the Company’s Form 10-K for the fiscal year ended December 29, 2018, management identified a material weakness related to the level of precision used in the review of the allocation of cash flow projections to certain brands used as a basis for performing impairment assessments related to goodwill and indefinite-lived intangible assets. In connection with its ongoing remediation efforts, the Company has added additional internal control procedures to enhance the level of precision at which its internal controls over financial reporting relating to goodwill and indefinite-lived intangible asset impairment assessments are performed. Specific to these efforts, the Company is implementing and executing additional procedures to (i) enhance its analysis of forecasted cash flows used in the impairment assessment and (ii) test the accuracy of forecasted cash flow allocations to specific brands. While the Company does not currently expect a material change in the preliminary unaudited amounts disclosed as impairment charges for the first and second quarters of 2019 in the Company’s Form 8-K filed on August 8, 2019, the Company is continuing to execute and test certain impairment assessment controls, which the Company intends to complete prior to the filing its Forms 10-Q for the first and second quarters of 2019. The Company is working diligently to file the Forms 10-Q as promptly as practicable.

Additionally, as previously disclosed in the Company’s Form 8-K filed on July 31, 2019, the Company entered into a Waiver and Consent No. 3 (the “Third Waiver”) with respect to the Senior Credit Facility, pursuant to which they obtained a temporary waiver of compliance by the Company with respect to the requirements to furnish lenders under the Senior Credit Facility copies of the consolidated financial statements for the fiscal quarter ended March 30, 2019. Pursuant to the Third Waiver and in order to remedy its noncompliance, the Company is required to provide condensed consolidated financial statements for its fiscal quarter ended March 30, 2019 no later than August 13, 2019.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

David H. Knopf	412	456-5700
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☐ Yes ☒ No

Form 10-Q for the fiscal quarter ended March 30, 2019.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
A discussion of the financial results for the first half of 2019 and anticipated changes from the corresponding period for the last fiscal year is set forth in the Company’s Current Report on Form 8-K filed on August 8, 2019 and the press released furnished as Exhibit 99.1 to such Current Report.

Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “expect,” “will,” “working,” “may,” “continuing,” “implementing,” “remediating,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Forms 10-Q. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control.  Important factors that may affect our business and operations and that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, further material delays in the Company’s financial reporting, and the possibility that the ongoing reviews may identify additional errors, control deficiencies, misstatements, or material weaknesses in the Company’s accounting practices. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this filing, except as required by applicable law or regulation.

The Kraft Heinz Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 8, 2019	By:	/s/ David H. Knopf
David H. Knopf
Executive Vice President and Chief Financial Officer

4